Exhibit 3.1

AMENDED

ARTICLES OF INCORPORATION

OF

RED LION HOTELS CORPORATION

Article 1

Corporate Name

The name of the corporation is Red Lion Hotels Corporation (the “Corporation”).

Article 2

Period of Duration

The Corporation shall have a perpetual duration.

Article 3

Purpose

The Corporation is organized for the purposes of engaging in any and all lawful business for which a corporation may be incorporated under Title 23B of the Washington Business Corporation Act (the “WBCA”), now or hereafter in force.

Article 4

Authorized Shares

The Corporation is authorized to issue a total of 100 shares of common stock with a par value of $0.01 per share (the “Common Stock”). Except as otherwise provided in accordance with these Articles of Incorporation, the Common Stock shall have unlimited voting rights, with each share being entitled to one vote, and the rights to receive the net assets of the Corporation upon dissolution, with each share participating on a pro rata basis.

Article 5

No Cumulative Voting

Shareholders of the Corporation shall not have the right to cumulate votes for the election of directors.

Article 6

No Preemptive Rights; Exception

No shareholder of the Corporation shall have, solely by reason of being a shareholder, any preemptive or preferential right or subscription right to any stock of the Corporation or to any obligations convertible into stock of the Corporation, or to any warrant or option for the purchase thereof. However, such rights may be provided by written agreement with the Corporation.

Article 7

Shareholder Action without a Meeting

Action that is required or permitted to be taken by the shareholders of the Corporation at any meeting may be taken by written consent without a meeting or a vote if such action is approved by shareholders holding of record or otherwise entitled to vote in the aggregate not less than the minimum number of votes that would be necessary to approve such corporate action at a meeting at which all shares entitled to vote on the corporate action were present and voted.

Article 8

Limited Liability

To the fullest extent permitted by the WBCA, no director shall be personally liable to the Corporation or its shareholders for monetary damages for conduct as a director for any act or omission occurring subsequent to the date when this provision becomes effective, except that a director may be liable (i) for acts or omissions which involve intentional misconduct or a knowing violation of law, (ii) under Section 23B.08.310 of the WBCA (liability for unlawful distributions) or (iii) for any transaction with respect to which it was finally adjudged that such director personally received a benefit to which such director was not legally entitled. If the WBCA is amended to authorize corporate action further eliminating or limiting personal liability of directors, then the liability of a director of a corporation shall be eliminated or limited to the fullest extent permitted by the WBCA as so amended. Any repeal or modification of the foregoing provisions by shareholders shall not adversely affect any right or protection which existed at the time of such repeal or modification.

Article 9

Indemnification

The Corporation shall indemnify to the fullest extent permitted by the WBCA as amended from time to time, including amendments which expand the allowable scope of indemnification, each person who is or was a director or officer of the Corporation both as to an action in his or her official capacity and as to action in another capacity while holding such office and such indemnification shall inure to the benefit of the heirs, executors and administrators of such person. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise.

Article 10

Business Opportunities

If any director or officer of the Corporation who is also an officer, employee or agent of The RMR Group LLC (“RMR”) or any affiliates of The RMR Group LLC (each, a “RMR Affiliate”), acquires knowledge of a potential business opportunity, the Corporation renounces, on its behalf and on behalf of its subsidiaries, any potential interest or expectation in, or right to be offered or to participate in, such business opportunity to the maximum extent permitted from time to time by Washington law. Accordingly, to the maximum extent permitted from time to time by Washington law (a) no such director or officer is required to present, communicate or offer any business opportunity to the Corporation or any of its subsidiaries and (b) such director or officer, on his or her own behalf or on behalf of RMR or a RMR Affiliate, shall have the right to hold and exploit any business opportunity, or to direct, recommend, offer, sell, assign or otherwise transfer such business opportunity to any person or other entity other than the Corporation and its subsidiaries. The taking by any such director or officer for himself or herself, or the offering or other transfer to another person or entity, of any potential business opportunity whether pursuant to these Articles of Incorporation or otherwise, shall not constitute or be construed or interpreted as (a) an act or omission of the director or officer committed in bad faith or as the result of active or deliberate dishonesty or (b) receipt by the director or officer of an improper benefit or profit in money, property, services or otherwise.